Room 4561

May 23, 2006

Mr. Attiazaz Din
President and Chief Executive Officer
En Pointe Technologies, Inc.
100 North Sepulveda
19th Floor
El Segundo, California 90245

> **Re:** **En Pointe Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 27, 2005**
> **File No. 0-28052**

Dear Mr. Din:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief